UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2024
Commission File Number: 001-41540

Perfect Corp.

14F, No. 98 Minquan Road
Xindian District
New Taipei City 231
Taiwan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
Exhibits 99.1 and 99.2 to this report on Form 6-K shall be deemed to be incorporated by reference into (1) the Company’s registration statement on Form F-3 (File No. 333-274835) (including the prospectus forming a part of such registration statement); and (2) the Company’s registration statement on Form S-8 (File No. 333-268059) (including the prospectus forming a part of such registration statement) and, in each case, to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description of Exhibit

99.1	Condensed Consolidated Interim Financial Statements as of and for the Six Months ended June 30, 2024.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended June 30, 2024.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “believe,” “estimate,” “expect,” “forecast,” “may,” “will,” “should,” “seek,” “plan,” “scheduled,” “anticipate” or “intend” or similar expressions. Forward-looking statements contained in this Form 6-K (including information incorporated by reference herein) include, but are not limited to, statements about:
•our ability to maintain the listing of our securities on the NYSE;
•changes adversely affecting the business in which we are engaged;
•management of growth;
•commencement of any war, armed hostilities or other international calamity, including any act of terrorism, on or after the date of this annual report, in or involving the U.S. or Taiwan, or the material escalation of any such war, armed hostilities or other international calamity that had commenced before the date of this annual report, in each case which is reasonably likely to have a material adverse effect on the Company;
•general economic conditions;
•our business strategy and plans;
•the result of future financing efforts;
•our future market position and growth prospects;
•expected operating results, such as revenue growth, and earnings;
•the effects of health epidemics; and
•the other matters described in this Form 6-K.

Such forward-looking statements, if any, with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 6-K. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.
All forward-looking statements included herein and in the documents incorporated by reference in this Form 6-K are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Form 6-K or to reflect the occurrence of unanticipated events. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of additional significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.
Capitalized terms used herein without definition shall have the meanings assigned to them in the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission (the “Form 20-F”). Please also see the “Risk Factors” section of the Form 20-F.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect Corp.

Date: September 24, 2024	By:	/s/ Alice H. Chang
Name: Alice H. Chang
Title: Chief Executive Officer